Exhibit 99.2

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. To this end, our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) are contractually engaged with the following PRC VIE companies and their subsidiaries: BHD, Nanjing Recon, Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qinghai BHD”) (collectively, the “Domestic Companies”), which provide services designed to automate and enhance the extraction of and facilitate the sale of petroleum products. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation, and we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. As we acquired major equity interest of FGS in year 2021, we also extend our business to fuel market. We derive our revenues from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for wastewater and oily sludge treatment, (4) downhole services, production enhancement, engineering and project services for aforementioned, and (5) platform development services for gas stations and other entities that will provide services under the scenario of refuel.

●	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.
●	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield wastewater and oily sludge treatment and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

Recent Industry Developments and Business Outlook

Affected by China’s COVID-19 restrictions on business activities, our performance for the first six-months ended December 31, 2022 decreased compared to the same period of year 2021. As China achieved major and decisive strides in the COVID 19 prevention and control efforts in early 2023, we believe our business is back to a favorable direction as we actively pursue business opportunities.

On Mar. 2, 2023, we announced our preliminary plans to expand into the plastics chemical recycling business. Relevant data shows that the market space for chemical recycling of waste plastics is huge, with an annual new market potential estimated at tens of billions of dollars and a market potential of hundreds of billion dollars to dispose and reuse of plastics produced and previously landfilled. Chemical recycling of waste plastics is expected to become a new growth area and a driving force for petrochemical and sanitation solid waste industries in the carbon neutral era due to its superior plastic waste treatment, carbon reduction and crude oil substitution capabilities. Brands and consumers are fueling increasing demand for recycled polymers across many markets. The mechanically recycled polymer market is currently under-developed, with global capacity sitting at less than 10% for major polymers, according to ICIS (“Independent Commodity Intelligence Services”). Associated with this, on March 9, 2023, the Compensation Committee of the Company recommended and the Board determined and to grant 2,000,000 Class A shares and 3,000,000 Class B shares to to certain directors, officers, employees and consultant at a share price of $0.98 per ordinary share and the shares shall be vested upon the issuances. The fair value of these granted shares were $4,900,000.

On March 15, 2023, the Company entered into a securities purchase agreement with certain accredited investors to purchase approximately $8 million worth of its Class A ordinary shares (or pre-funded warrants to purchase Class A ordinary shares in lieu thereof) in a registered direct offering, and Class A ordinary shares warrants in a concurrent private placement. Under the terms of the securities purchase agreement, the Company has agreed to sell 10,002,500 Class A ordinary shares (or pre-funded warrants in lieu thereof) and warrants to purchase up to 10,002,500 Class A ordinary shares in a concurrent private placement transaction. The pre-funded warrants have an exercise price of $0.01 per share and will be exercisable immediately upon the date of issuance until they are exercised in full. The pre-funded warrants will be issued to certain purchasers who have elected to purchase them in lieu of Class A ordinary shares in this offering, as those purchasers would otherwise have exceeded 9.99% (or such lesser percentage as required by the investor) beneficial ownership of our Class A ordinary shares immediately following the offering. The ordinary share warrants will be exercisable immediately upon the date of issuance and have an exercise price of $0.80. The ordinary share warrants will expire five and a half years from the date of issuance. The purchase price for one ordinary share (or pre-funded warrant in lieu thereof) and a corresponding ordinary share warrant will be $0.80. The gross proceeds to the Company from this registered direct offering are estimated to be $8 million before deducting the placement agent’s fees and other estimated offering expenses. In addition, ordinary share purchase warrants to purchase an aggregate of 8,814,102 ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 will have the exercise price reduced to $0.80 in connection with this offering. The Company intends to use the net proceeds for its midterm and long-term operations, including for the Company’s research and development needs for current and future products, expansion of marketing efforts, and possible acquisitions of complementary assets or businesses.

Growth Strategy

As a smaller China-focused company, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with bigger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and to improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Currently, as more markets of China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience and deep knowledge of the energy industry, especially in oil and gas, will always be the long-term foundation for the company’s growth. By tapping into technological advances in recent years, such as solar energy and the Smart Industry and Industrial Internet, which is bringing about a fundamental change in the way factories and workplaces function by making them safer, more efficient, more flexible and more environmentally friendly. We expect to create more profitable business lines.

Also, to diversify our revenue stream and lower the risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT), which is a crucial component of the Smart Industry and Industrial Internet. We also expand our business to a broader industry of chemical industry through entrance into to chemical recycling of plastic waste to catch up with the opportunities presented by technologic innovation as well as on the backdrop of rising price of petroleum as raw material for plastics, increasing difficulties in exploration, and most importantly a deteriorating climate due partially to plastic pollution and make full use of our industry and technical know-how and advantages.

Trend Information

Other than as disclosed elsewhere in this report, such as coronavirus outbreak, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2023 which are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:

●	oil and gas prices;
●	the amount of spending by our customers, primarily those in the oil and gas industry;
●	growing demand from large corporations for improved management and software designed to achieve such corporate performance;
●	the procurement processes of our customers, especially those in the oil and gas industry;
●	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;
●	the ongoing development of the oilfield service market in China;
●	unpredictability of policies regarding the energy and internet sectors; and
●	inflation and other macroeconomic factors.

Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

●	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;
●	our ability to increase our revenues from both old and new customers in the oil and gas industry in China;
●	our ability to effectively manage our operating costs and expenses; and
●	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Major Critical Accounting Policies and Estimates

Consolidation of VIEs

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Estimates and Assumptions

The preparation of the unaudited condensed consolidated interim consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“U.S. GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated interim consolidated financial statements include allowance for credit losses related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, the discount rate for lease, valuation of the convertible notes and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments

The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments under the equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for trade accounts receivable, notes receivable, other receivables, purchase advances, contract cost, trade accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations.” The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the unaudited condensed consolidated interim statements of operation and comprehensive income (loss).

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the unaudited condensed consolidated interim statements of operation and comprehensive income (loss).

Revenue Recognition

In accordance with ASC 606, “Revenue from Contracts with Customers,” revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the six months ended December 31, 2021 and 2022 is disclosed in Note 26 to the financial statements in Exhibit 99.1.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or our specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related services to oilfield and chemical industry companies and generate revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides Customized Software Services and supporting operation services to CNPC’s gas stations around different provinces to complete online transactions; Application Programming Interface (“API”) Port Export Service, and related maintain services to CNPC’s business cooperators during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company’s services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-settled rates of each transaction amount as service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly, based on a per transaction basis.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company’s contract balances include contract costs and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	December 31,	December 31,
	2022	2022	2022
	RMB	RMB (Unaudited)	U.S. Dollars (Unaudited)
Contract costs	¥33,858,820	¥27,747,782	$4,022,409
Contract liabilities	¥2,107,277	¥161,400	$23,397

Contract Costs, Net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

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Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

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Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations

Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized over the service period. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the unaudited condensed consolidated interim statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2022. The amount of revenue recognized during the six months ended December 31, 2021 and 2022 that was previously included within contract liability balances was ¥7,339,616 and ¥1,901,277 ($275,615), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 360 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from December 31, 2022, the Company did calculation and the amount was not material as end of December 31, 2022.

Trade Accounts, Net, Other Receivables, Net and Loan to Third Parties

Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The provision for credit loss for the six months ended December 31, 2022 decreased slightly by approximately ¥0.5 million ($0.1 million) from the six months ended December 31, 2021.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the oil price and fluctuation of the overall oil industry;
●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the unaudited condensed consolidated interim statements of operations.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and the Domestic Companies.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended December 31, 2022 Compared to Six Months Ended December 31, 2021

During the six months ended December 31, 2022, affected by China’s COVID-19 prevention and control efforts, we were unable to conduct our normal operating activities, including but not limited to participation in contract bidding, travel and project constructions, etc., and as a result, our overall revenues and costs decreased compared to the same period of prior year.

Revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2021	2022	(Decrease)	Change
Automation product and software	¥23,859,815	¥19,055,227	¥(4,804,588)	(20.1)%
Equipment and accessories	6,187,975	9,730,859	3,542,884	57.3%
Oilfield environmental protection	19,735,430	12,789,684	(6,945,746)	(35.2)%
Platform outsourcing services	4,628,504	3,983,821	(644,683)	(13.9)%
Total revenue	¥54,411,724	¥45,559,591	¥(8,852,133)	(16.3)%

Our total revenues for the six months ended December 31, 2022 were approximately ¥45.6 million ($6.6 million), a decrease of approximately ¥8.8 million ($1.3 million) or 16.3% from ¥54.4 million for the same period in 2021. The overall decrease in revenue was mainly due to decrease revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the increased revenue from equipment and accessories segment during the six months ended December 31, 2022.

(1)

Revenue from automation product and software decreased by ¥4.8 million ($0.7 million) or 20.1%. The decrease was mainly caused by decreased orders from Ji Dong oilfield as this client reduced their investment budget and oil and gas extraction activities.

(2)

Revenue from equipment and accessories increased by ¥3.5 million ($0.5 million) or 57.3% due to increased demand for equipment from Qing Hai oilfield companies as oil price increased and their production activities increased.

(3)

Revenue from oilfield environmental protection decreased by ¥6.9 million ($1.0 million) or 35.2%. This was mainly caused by less raw materials we could collect. As a result, our revenue decreased due to lower processing volume compared to the same period last year.

(4)

Revenue from platform outsourcing services decreased by ¥0.6 million ($0.1 million) or 13.9%. The decrease was mainly due to less overall economic activities and lower refueling volumes at gas stations.

Cost of revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2021	2022	(Decrease)	Change
Automation product and software	¥20,580,830	¥14,929,144	¥(5,651,686)	(27.5)%
Equipment and accessories	2,903,870	6,176,223	3,272,353	112.7%
Oilfield environmental protection	13,966,755	9,840,769	(4,125,986)	(29.5)%
Platform outsourcing services	2,289,117	1,220,582	(1,068,535)	(46.7)%
Business and sales related tax	164,073	261,054	96,981	59.1%
Total cost of revenue	¥39,904,645	¥32,427,772	¥(7,476,873)	(18.7)%

Our total cost of revenues decreased from ¥39.9 million for the six months ended December 31, 2021 to ¥32.4 million ($4.7 million) for the same period in 2022. This decrease was mainly caused by the decreased cost of revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the increased cost of revenue from equipment and accessories segment during the six months ended December 31, 2022.

For the six months ended December 31, 2021 and 2022, cost of revenue from automation product and software was approximately ¥20.6 million and ¥14.9 million ($2.2 million), respectively, representing a decrease of approximately ¥5.7 million ($0.8 million) or 27.5%. The decrease in cost of revenue from automation product and software was primarily attributable to decreased sales of automation products.

For the six months ended December 31, 2021 and 2022, cost of revenue from equipment and accessories was approximately ¥2.9 million and ¥6.2 million ($0.9 million), respectively, representing an increase of approximately ¥3.3 million ($0.5 million) or 112.7%. The increase in cost of revenue from equipment and accessories was primarily attributable to increased orders of furnaces and equipment as our clients’ production activities increased.

For the six months ended December 31, 2021 and 2022, cost of revenue from oilfield environmental protection was approximately ¥14.0 million and ¥9.8 million ($1.4 million), respectively, representing a decrease of approximately ¥4.1 million ($0.6 million) or 29.5%. The decrease in the cost of revenue, mainly drawn from wastewater and oily sludge treatments, was in line with decrease in revenue related to our oily sludge treatment.

For the six months ended December 31, 2021 and 2022, cost of revenue from platform outsourcing services was approximately ¥2.3 million and ¥1.2 million ($0.2 million), respectively, representing a decrease of approximately ¥1.1 million ($0.2 million) or 46.7%. The decrease of cost of revenue was in line with decrease in revenue and our improvement of technic teams with less staff.

Gross Profit

	For the Six Months Ended
	December 31,
	2021		2022
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥3,278,985	13.7%	¥4,100,042	21.5%	¥821,057	25.0%
Equipment and accessories	3,269,780	52.8%	3,476,844	35.7%	207,064	6.3%
Oilfield environmental protection	5,633,338	28.5%	2,801,584	21.9%	(2,831,754)	(50.3)%
Platform outsourcing services	2,324,976	50.2%	2,753,349	69.1%	428,373	18.4%
Total gross profit and margin %	¥14,507,079	26.7%	¥13,131,819	28.8%	¥(1,375,260)	(9.5)%

Our total gross profit decreased to ¥13.1 million ($1.9 million) for the six months ended December 31, 2022 from ¥14.5 million for the same period in 2021. Our gross profit as a percentage of revenue increased slightly to 28.8% for the six months ended December 31, 2022 from 26.7% for the same period in 2021.

For the six months ended December 31, 2021 and 2022, our gross profit from automation product and software was approximately ¥3.3 million and ¥4.1 million ($0.6 million), respectively, representing an increase in gross profit of approximately ¥0.8 million ($0.1 million) or 25.0%. In year 2021, we mainly carried out contracts that were signed during the COVID-19 and low oil price period, during which we used a low-margin strategy to maintain our cooperation business with clients. As oil price increase in 2022, our customers recovered and contract terms were improved and our margin increased and the margin percentage will also be higher.

For the six months ended December 31, 2021 and 2022, gross profit from equipment and accessories was approximately ¥3.3 million and ¥3.5 million ($0.5 million), respectively, representing an increase of approximately ¥0.2 million ($30,017) or 6.3%. This was mainly driven by high oil price and more demands for heating furnaces with higher margin rather than accessories with lower margin.

For the six months ended December 31, 2021 and 2022, gross profit from oilfield environmental protection was approximately ¥5.6 million and ¥2.8 million ($0.4 million), respectively, representing a decrease of approximately ¥2.8 million ($0.4 million) or 50.3%. The decrease in gross profit from oilfield environmental protection was primarily attributable to the decreased production of oily sludge.

For the six months ended December 31, 2021 and 2022, gross profit from platform outsourcing services was approximately ¥2.3 million and ¥2.7 million ($0.4 million), respectively, representing an increase of approximately ¥0.4 million ($0.1 million) or 18.4%, this was mainly because personnel expenses, which constitutes major part of our costs, reduced during the six months ended December 31, 2022.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2021	2022	(Decrease)	Change
Selling and distribution expenses	¥4,727,496	¥4,021,899	¥(705,597)	(14.9)%
% of revenue	8.7%	8.8%	0.1%	—
General and administrative expenses	47,314,621	26,212,540	(21,102,081)	(44.6)%
% of revenue	87.0%	57.5%	(29.5)%	—
Net recovery of provision for credit losses	(5,671,285)	(7,141,708)	(1,470,423)	25.9%
% of revenue	(10.4)%	(15.7)%	(5.3)%	—
Research and development expenses	5,477,213	5,109,302	(367,911)	(6.7)%
% of revenue	10.1%	11.2%	1.1%	—
Operating expenses	¥51,848,045	¥28,202,033	¥(23,646,012)	(45.6)%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses decreased by 14.9%, or ¥0.7 million ($0.1 million), from ¥4.7 million in the six months ended December 31, 2021 to ¥4.0 million ($0.6 million) in the same period of 2022. The decrease was mainly due to the decrease travelling expense due to the resurgence of COVID-19 during the six months ended December 31, 2022. Selling expenses were 8.8% of total revenues for the six months ended December 31, 2022 and 8.7% of total revenues for the same period of 2021.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 44.6%, or ¥21.1 million ($3.1 million), from ¥47.3 million in the six months ended December 31, 2021 to ¥26.2 million ($3.8 million) in the same period of 2022. The decrease was primarily due to the decreased share-based compensation to our management and employees, which was partially offset by the increased payroll expenses during the six months ended December 31, 2022. General and administrative expenses accounted for 57.5% of total revenues for the six months ended December 31, 2022 and 87.0% of total revenues for the same period of 2021.

Recovery of credit losses. Provision for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded net recovery of provision for credit losses of ¥5.7 million for the six months ended December 31, 2021 as compared to net recovery of credit losses of ¥7.1 million ($1.0 million) for the same period in 2022. The net recovery of credit losses was mainly due to 1) we made specific reserve for some outstanding accounts receivable which we did not collect as we expected due to the unfavorable economy as a result of COVID-19 pandemic previously. However, due to the recovery of economy in China and the management’s great efforts in collection of receivables from our customers, some of accounts receivable we have provided credit losses for in the prior period were collected during the six months ended December 31, 2022, causing a reversal of provision for credit losses of accounts receivables; and 2) as the progress of these contracts was delayed by the COVID-19 pandemic previously, we recorded allowance for credit losses of contract cost according to its general accounting policy. Since the pandemic is relatively under control now, most of our projects has resumed its progress and the contract costs were realized, hence, resulted in a decrease in allowance for credit losses of contract cost. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses remained relatively stable with a slight decrease from ¥5.5 million for the six months ended December 31, 2021 to ¥5.1 million ($0.7 million) for the same period of 2022. This decrease was primarily due to less research and development expense spent on design of new automation platform systems during the period as compared to the same period last year. R&D expenses accounted for 11.2% of total revenues in the six months ended December 31, 2022 and 10.1% of total revenues for the same period of 2021.

Net Income (Loss)

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2021	2022	(Decrease)	Change
Loss from operations	¥(37,340,966)	¥(15,070,214)	¥22,270,752	(59.6)%
Gain (loss) in fair value changes of warrant liability	147,168,952	(20,097,665)	(167,266,617)	(113.7)%
Interest income, net	1,806,572	5,018,558	3,211,986	177.8%
Other income (expenses), net	(147,927)	285,810	433,737	(293.2)%
Income (loss) before income taxes	111,486,631	(29,863,511)	(141,350,142)	(126.8)%
Provision for income taxes	107,204	9,180	(98,024)	(91.4)%
Net income (loss)	111,379,427	(29,872,691)	(141,252,118)	(126.8)%
Less: Net income attributable to non-controlling interest	21,917	3,727	(18,190)	(83.0)%
Net income (loss) attributable to Recon Technology, Ltd	¥111,357,510	¥(29,876,418)	¥(141,233,928)	(126.8)%

Loss from operations. Loss from operations was ¥15.1 million ($2.2 million) for the six months ended December 31, 2022, compared to a loss of ¥37.3 million for the same period of 2021. This ¥22.2 million ($3.2 million) decrease in loss from operations was primarily due to the decrease in operating expense as discussed above.

Gain (loss) in fair value changes of warrant liability. The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in fair value of warrants issued on June 14, 2021 through six months ended December 31, 2021 was ¥147.2 million, and the loss in fair value of warrants was ¥20.1 million ($2.9 million) for the six months ended December 31, 2022.

Interest income, net. Net interest income was ¥5.0 million ($0.7 million) for the six months ended December 31, 2022, compared to net interest income of ¥1.8 million for the same period of 2021. The ¥3.2 million ($0.5 million) increase in net interest income was primarily due to the increased interest-bearing loans to third parties during the six months ended December 31, 2022.

Net income (loss). As a result of the factors described above, net loss was ¥29.9 million ($4.3 million) for the six months ended December 31, 2022, an increase of ¥141.3 million ($20.5 million) from net income of ¥111.4 million for the same period of 2021.

Liquidity and Capital Resources

As of December 31, 2022, we had cash in the amount of approximately ¥269.1 million ($39.0 million). As of June 30, 2022, we had cash in the amount of approximately ¥317.0 million.

Indebtedness. As of December 31, 2022, we had ¥37.0 million ($5.4 million) of warrant liability, ¥10.0 million ($1.4 million) of short-term bank loans, ¥1.0 million ($0.1 million) of long-term bank loan, ¥10.0 million ($1.5 million) of short-term borrowings from related parties, ¥6.0 million ($0.9 million) of long-term borrowings from a related party, ¥3.3 million ($0.5 million) of short-term lease payable and ¥0.6 million ($0.1 million) of long-term lease payable due to third parties, ¥0.4 million ($0.06 million) of short-term lease payable and ¥0.1 million ($0.01 million) of long-term lease payable due to a related party, ¥22.7 million ($3.2 million) of contractual purchase commitments, and a liability of severance payments of ¥7.4 million ($1.1 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through the Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by the Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, the Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of the Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term and long-term bank loans, short-term and long-term borrowings due to related parties, warrant liabilities and convertible notes. As of December 31, 2022, we had total assets of ¥494.2 million ($71.6 million), which includes cash of ¥269.1 million ($39.0 million), net accounts receivable of ¥39.0 million ($5.6 million), loans to third parties of ¥98.2 million ($14.2 million) and net contract costs of ¥27.7 million ($4.0 million) and working capital of ¥397.2 million ($57.6 million). Shareholders’ equity amounted to ¥406.5 million ($58.9 million).

Cash from Operating Activities. Net cash used in operating activities was ¥25.9 million ($3.8 million) for the six months ended December 31, 2022. This was an increase of approximately ¥2.9 million ($0.4 million) compared to net cash used in operating activities of approximately ¥23.0 million for the same period in 2021. The net cash used in operating activities for the six months ended December 31, 2022 was primarily attributable to the net loss attributable to the Company in the amount of ¥29.9 million ($4.3 million) due to the reasons discussed above, reconciled by loss arise from fair value changes of warrants liabilities of ¥20.1 million ($2.9 million), and an increase in trade account receivables of ¥12.5 million ($1.8 million).

Cash from Investing Activities. Net cash used in investing activities was approximately ¥34.1 million ($4.9 million) for the six months ended December 31, 2022. This was a decrease of approximately ¥60.9 million ($8.8 million) compared to net cash provided by investing activities of approximately ¥26.8 million for the same period in 2021, which was due to the decreased repayments of loans from third parties, which partially offset by the decreased payments made for loans to third parties.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥1.5 million ($0.2 million) for the six months ended December 31, 2022, as compared to net cash used in financing activities of ¥9.2 million for the same period in 2021. The increase in net cash provided by financing activities was mainly due to the increased proceeds from short-term bank loans and short-term borrowings from related parties.

Working Capital. Total working capital as of December 31, 2022 amounted to ¥397.2 million ($57.6 million), compared to ¥392.7 million as of June 30, 2022. Total current assets as of December 31, 2022 amounted to ¥448.8 million ($65.1 million), an increase of ¥3.2 million ($0.5 million) compared to approximately ¥445.6 million at June 30, 2022. The increase in total current assets at December 31, 2022 compared to June 30, 2022 was mainly due to an increase in trade account receivable and loans to third parties, partially offset by a decrease in cash and contract assets. For the six months ended December 31, 2022, the Company had approximately ¥25.9 million ($3.8 million) cash out flow from the operating activities, and as of December 31, 2022, our total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥22.7 million ($3.2 million). However, as of December 31, 2022, the Company had cash in the amount of approximately ¥269.1 million ($39.0 million) for the next operating cycle ending December 31, 2023. Hence, based on the historical trends and the cash used in the operating activities, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this report.

Current liabilities. Current liabilities amounted to ¥51.6 million ($7.5 million) at December 31, 2022, in comparison to ¥52.9 million at June 30, 2022.

Capital Needs. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs. We may also raise capital through public offerings or private placements of our securities to finance our development of our business and to consummate any merger and acquisition, if necessary.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of December 31, 2022, which consists of our short-term loan agreements, operating lease obligations, loans from third parties, warrant liabilities and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term debt obligations	¥20,005,069	¥20,005,069	¥—	¥—	¥—
Operating lease obligations	5,331,041	4,574,206	756,835	—	—
Due to related parties	2,471,268	2,471,268	—	—	—
Purchase obligation	22,735,714	22,135,714	600,000	—	—
Long-term debt obligations	7,031,911	1,041,981	3,331,801	2,658,129	—
Warrant liabilities	37,043,871	—	—	37,043,871	—
Total	¥94,618,874	¥50,228,238	¥4,688,636	¥39,702,000	¥—